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SECURITIE [||||||] SSION

03013218

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 2375-7

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Porter White & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Richard Arrington Jr., Blvd. North
                                    (No. and Street)

Birmingham   AL   35203
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. White, III, President   205-252-3681
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 18 2003

Warren, Averett Kimbrough and Marino, LLC
                    (Name — if individual, state last, first, middle name)

THOMSON
FINANCIAL

2500 Acton Raod   Birmingham   35243
    (Address)   (City)   (State)   (Zip Code)

RECEIVED FEB 2 8 2003

CHECK ONE:
☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accounti
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(



PORTER, WHITE & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2002

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC

OATH OR AFFIRMATION

I, ___James H. White, III_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Porter, White & Company, Inc.·_____, as of ___December. 31_____, 20 02___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in·any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
                                                                                 Signature

_____
                                                                                 Title

_____
                           Notary Public
my Commission expires 8/30/06

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

2

WARREN, AVERETT, & KIMBROUGH & MARINO, LLC



WARREN, AVERETT, & KIMBROUGH & MARINO, LLC

Certified Public Accountants ° Business & Financial Consultants

INDEPENDENT AUDITORS' REPORT

January 17, 2003

Board of Directors and Stockholder
Porter, White & Company, Inc.
Birmingham, Alabama

We have audited the accompanying statement of financial condition of Porter, White & Company, Inc. as of December 31, 2002, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Porter, White & Company, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Warren, Averett, Kimbrough & Marino, LLC

Post Office Box 1245
Cullman, Alabama 35056
(256) 739-0312
fax (256) 739-1896

2500 Acton Road
Birmingham, Alabama 35243-4226
(205) 979-4100
fax (205) 979-6313
www.wakm.com

Post Office Box 559
Jasper, Alabama 35501
(205) 221-6109
fax (205) 384-9215

PORTER, WHITE & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	551,486
Receivables (net of allowance of $18,000)		300,205
Receivable from affiliates		175,697
Debt security - trading		35,039
Equity securities - trading		40,000
Property and equipment, net		23,133
Investment in affiliate		66,433
Other assets		5,776
	$	1,197,769

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$	12,397
Accrued compensation and other expenses		185,473
		197,870

STOCKHOLDER'S EQUITY

Common stock, $1 par value; authorized 5,000 shares; issued and outstanding 1,500 shares		1,500
Additional paid-in capital		1,976,930
Accumulated deficit		(978,531)
		999,899
	$	1,197,769

See notes to financial statements.

4

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC

PORTER, WHITE & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES

Investment banking and consulting	$ 1,339,672
Investment loss	(32,506)
Equity in loss of affiliate	(23,956)
Interest	7,693
	1,290,903

EXPENSES

Salaries, commissions and related benefits	897,651
Occupancy and other office expenses	157,326
Communications	72,035
Promotional	52,933
Other	94,798
	1,274,743

NET INCOME	$ 16,160

See notes to financial statements.

WARREN, AVERETT,
KIMBROUGH & MARINO, LLC

PORTER, WHITE & COMPANY, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
December 31, 2001	$ 1,500	$ 1,976,930	$ (994,691)	$ 983,739
Net Income	-	-	16,160	16,160
December 31, 2002	$ 1,500	$ 1,976,930	$ (978,531)	$ 999,899

See notes to financial statements.

WARREN, AVERETT, & KIMBROUGH & MARINO, LLC

PORTER, WHITE & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operating Activities

Net income	$	16,160
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		10,673
Equity in loss of affiliate		23,956
Unrealized loss on debt security		406
Provision for bad debts		25,538
Unrealized loss on equity securities		32,100
Change in receivables and receivable from affiliate		(239,540)
Change in other assets		(1,138)
Change in accounts payable and accrued expenses		166,111
Change in unearned revenue		(12,091)
		6,015
Net Cash Provided by Operating Activities		22,175
Cash Flows from Investing Activities		
Capital expenditures		(10,410)
Net Cash Used by Investing Activities		(10,410)
Increase in Cash and Cash Equivalents		11,765
Cash and Cash Equivalents - beginning of year		539,721
Cash and Cash Equivalents - end of year	$	551,486

See notes to financial statements.

PORTER, WHITE & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

Description of Business
Porter, White & Company, Inc. provides investment banking and various consulting services and is registered as a broker and dealer in securities under the Securities and Exchange Act of 1934. The Company is a wholly-owned subsidiary of Porter White Companies, Inc (the Parent). The Company's broker dealer operations do not carry security accounts for customers or perform custodial functions relating to customer securities. The Company clears all transactions through another broker dealer.

Investment Banking and Consulting Revenue
Revenue from investment banking and consulting projects is recognized when the projects are substantially complete and no material contingencies exist.

Securities Transactions
Securities transactions, commission revenues and related expenses are recorded on a settlement date basis.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains cash accounts at financial institutions which, at times, may exceed federally insured amounts.

Accounts Receivable
Accounts receivable represents amounts due for services rendered. The balance in accounts receivable has been adjusted for uncollectible amounts under the allowance method. The allowance for doubtful accounts is recorded in amounts estimated to maintain adequate reserves to cover anticipated losses based on historical bad-debt experience and evaluation of periodic aging of the accounts.

Investments
Investments in equity securities that have readily determinable fair values (publicly reported market quotations) and debt securities are classified by management as one of the following:

WARREN, AVERETT, & KIMBROUGH & MARINO, LLC

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Held to maturity securities - Held to maturity securities are debt securities in which the Company has the positive intent and ability to hold until maturity and are stated at amortized cost.

Trading securities - Trading securities are securities that are bought for the purpose of selling them in the near term and are stated at fair value. Unrealized holding gains and losses are reflected in operations.

Available for sale securities - Available for sale securities are securities that are not classified as trading or held to maturity securities. Available for sale securities are stated at fair value. Unrealized holding gains and losses are not reflected in operations but are netted and included as comprehensive income and a separate component of stockholder's equity until realized. For purposes of computing realized gains or losses, cost is determined on a specific identification basis.

Investments in corporations and partnerships when ownership is 50 percent or less and the Company has the ability to exercise significant influence over operating and financial policies of the investee are accounted for by the equity method; investments in corporate equity securities not meeting this criteria and without readily determinable fair values are accounted for by the cost method.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the lives of the assets or increase their productivity are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Assets disposed are removed from the accounts, and the resulting gains or losses are recorded in operations.

Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the depreciable assets as follows:

Item	Estimated Useful Lives
Computer equipment	5 years
Software	3 years
Communications equipment	5 years
Furniture and fixtures	8 years



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Income Taxes
The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Estimates and Uncertainties
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - INVESTMENTS

Debt security - trading consists of an investment in a public utility bond with a maturity value of $35,000 on January 1, 2007. Interest is paid semi-annually at a rate of 6.2 percent per annum.

Equity securities-trading is comprised of 4,000 shares of NASDAQ common stock.

The Company owns an 9.12-percent partnership interest in Porter White Investment Company, L.P. The book value of the investment when acquired was $90,615. Porter White Investment Company, L.P. has total assets of $994,216 as of December 31, 2002, net loss of $284,398 for the year ended December 31, 2002, and is accounted for using the equity method of accounting.

PORTER, WHITE & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment consists of the following major classifications:

Computer equipment	$ 279,296
Software	97,143
Communication equipment	35,468
Furniture and fixtures	7,329
	419,236
Less accumulated depreciation	396,103
	$ 23,133

Depreciation expense for 2002 amounted to $10,673.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. As of December 31, 2002, the Company had net capital as defined of $414,926 which exceeded the required net capital by $314,926. Also, the Company must not permit its "aggregate indebtedness" to exceed 15 times its net capital. The Company is required to notify the SEC if it plans to withdraw 30 percent or more of its excess net capital, if the withdrawal is in excess of $500,000, within any 30-calendar day period.

There were no liabilities subordinated to claims of creditors as of December 31, 2002.

NOTE E - PROFIT SHARING PLAN

The Company has a profit sharing plan covering substantially all full-time employees. Contributions to the plan are at the discretion of management. During the year ended December 31, 2002, contributions to the plan charged to operations were $19,673.

NOTE F - LEASES

The Company leases office space under a noncancelable operating lease from a related party through common ownership. Rent expense for operating leases totaled $114,491.

11



NOTE F - LEASES - Continued

Future minimum lease payments under leases with initial or remaining noncancelable lease terms in excess of one year are as follows:

2003	$ 63,833

NOTE G - RELATED PARTY TRANSACTIONS

The Company's receivables from affiliates are noninterest bearing and are without stipulated due dates.

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC

SUPPLEMENTARY INFORMATION

PORTER, WHITE & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

SCHEDULE I

COMPUTATION OF NET CAPITAL

1.	Total stockholder's equity	$ 999,899
2.	Deduct: stockholder's equity not allowable for net capital	
3.	Total stockholder's equity qualified for net capital	999,899
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	
	B. Other allowable credits	
5.	Total capital and allowable subordinated liabilities	999,899
6.	Deductions and/or charges:	
	A. Nonallowable assets from statement of financial condition:	

Petty cash	300
Money market account with broker/dealer	7,112
Customer receivables	299,120
Receivable from affiliates	175,697
Property and equipment	23,133
Other assets	5,776
Investment in affiliate	66,433

(1) Additional charges for customers' and non-customers' security accounts

(2) Additional charges for customers' and non-customers' commodity accounts

14

WARREN, AVERETT, & KIMBROUGH & MARINO, LLC

SCHEDULE I

B. Aged fails-to-deliver:

Number of items - 0

C. Aged short security differences:

Number of items - 0

D. Secured demand note deficiency

E. Commodity futures contracts and spot commodities
proprietary capital charges

F. Other deductions and/or charges

G. Deductions for accounts carried under
Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)   _____

H. Total deductions and/or charges   (577,571)

7. Other additions and/or allowable credits

8. Net capital before haircuts on secured positions   422,328

9. Haircuts on securities (computed where applicable,
pursuant to Rule 15c3-1(f):

A. Contractual securities commitments

B. Subordinated securities borrowings

C. Trading and investment securities:

(1) Bankers' acceptance, CDs and commercial paper

(2) U. S. and Canadian government obligations

SCHEDULE I

(3)	State and municipal government obligations		
(4)	Corporate obligations		
(5)	Stocks and warrants		6,000
D.	Undue concentration		
E.	Other		1,402
10. Net capital			414,926

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required: (based on aggregate indebtedness)	$	13,191
12.	Minimum dollar requirements of broker or dealer	$	100,000
13.	Net capital requirement (greater of line 11 or 12)		100,000
14.	Excess net capital	$	314,926
15.	Excess of net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	395,139

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	A.I. liabilities from statement of financial condition:		
	Accounts payable and accrued expenses	$	197,870
17.	Add:		
	A. Drafts for immediate credit		

SCHEDULE I

    B.   Market value of securities borrowed for
          which no equivalent value is paid or credited

    C.   Other unrecorded items

18.   Deduct: Adjustments based on deposits in Special
       Reserve bank account

19.   TOTAL aggregate indebtedness $ 197,870

       Percentage of aggregate indebtedness to net capital   47.69%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in company's Part II
(unaudited) FOCUS report (as amended) $ 314,926

Audit adjustments   -

Net capital as computed above $ 314,926

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC

SCHEDULE II

EXEMPTIVE PROVISION FOR DETERMINATION OF RESERVE REQUIREMENT

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, no reserve is required as of December 31, 2002.

WARREN, AVERETT,
KIMBROUGH & MARINO, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION
DECEMBER 31, 2002

SCHEDULE III

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, there is no such information to report as of December 31, 2002.

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC



Certified Public Accountants ° Business & Financial Consultants

**REPORT OF INDEPENDENT ACCOUNTANTS ON
INTERNAL ACCOUNTING CONTROL**

January 17, 2003

Board of Directors and Stockholder
Porter, White & Company, Inc.
Birmingham, Alabama

In planning and performing our audit of the financial statements of Porter, White &
Company, Inc. for the year ended December 31, 2002, we considered its internal control,
including procedures for safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the financial statements and not
to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the
Commission), we have made a study of the practices and procedures (including tests of
compliance with such practices and procedures) followed by Porter, White & Company,
Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the
periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)
and the procedures for determining compliance with the exemptive provisions of Rule
15c3-3. As of December 31, 2002, the company was in compliance with the conditions
for exemption, and no facts came to our attention indicating these conditions had not
been complied with during the year. We did not review the practices and procedures
followed by the company in making the quarterly securities examinations, counts
verifications and comparisons, and the recordation of differences required by Rule 17a-13
or in complying with the requirements for prompt payment for securities under Section 8
of Regulation T of the Board of Governors of the Federal Reserve System because the
company does not carry security accounts for customers or perform custodial functions
relating to customer securities.

The management of the company is responsible for establishing and maintaining internal
controls and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, management is required to make estimates and judgments to
assess the expected benefits and related costs of internal controls and of the practices and
procedures referred to in the preceding paragraph and to assess whether those practices

Post Office Box 1245
Cullman, Alabama 35056
(256) 739-0312
fax (256) 739-1896

2500 Acton Road
Birmingham, Alabama 35243-4226
(205) 979-4100
fax (205) 979-6313
www.wakm.com

Post Office Box 559
Jasper, Alabama 35501
(205) 221-6109
fax (205) 384-9215

and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters of the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Warren, Averett, Kimbrough & Marino, LLC

WARREN, AVERETT, &
KIMBROUGH & MARINO, LLC